
May 7, 2020

John P. Love
Chief Executive Officer
United States Oil Fund, LP
1850 Mt. Diablo Boulevard, Suite 640
Walnut Creek, CA 94596

> **Re: United States Oil Fund, LP**
> **Amendment No. 2 to Registration Statement on Form S-3**
> **Filed May 6, 2020**
> **File No. 333-237750**

Dear Mr. Love:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-3

Cover Page

1. Please disclose prominently on the prospectus cover page that the fund is not a proxy for investing in oil.

Prospectus Summary
USO's Investment Objective and Strategy, page 1

2. Please revise the first paragraph to clarify that you are no longer closely tracking the Benchmark Oil Futures Contract or meeting your investment objective in the way you have historically. To the extent you hope to return to primarily investing in the Benchmark Oil Futures Contract, please revise the disclosure to clearly distinguish between your long-term goal and your current investment strategy, noting, if true, that the

latter may continue indefinitely. In addition, please revise the second paragraph to clarify that these conditions are on-going and continue to challenge your ability to meet your investment objective.

Recent Developments Impacting the Ability of USO to Achieve Its Investment Objective and Strategy, page 2

3.   Please revise this section to improve its clarity and readability. For example, please use subheadings and short sentences, and group related information together. In addition, please add a new subsection that summarizes the waterfall you describe on page 34 and explain how it works, noting that you have complete discretion to skip steps in the waterfall. In doing so, please describe the current CME limitations applicable to you, and clarify, if true, that you are currently on the third rung of the waterfall.

4.   Please disclose here that the daily change in NAV as compared to the daily changes in the price of the Benchmark Oil Futures Contract could, in the future, and has, in the past, exceeded plus/minus 10%, including deviating by -16.527% in April 2020.

Risk Factors Involved with an Investment in USO, page 7

5.   Please update the introductory paragraph to reflect your current investment mix and strategy. In addition, please disclose, if true, that currently you are no longer closely tracking the Benchmark Oil Futures Contract.

6.   Please make the following changes to your risk factors section:
   • Add a new risk factor to address the risks with using the fund as a proxy for investing in oil.
   • Add a new risk factor to address the market, dilutive and other risks associated with your ability to sell up to 8 billion shares pursuant to the current registration statement.
   • Add a new risk factor to address the risks with failing to satisfy your listing standards if, for example, your share price were to drop significantly.
   • Add a new risk factor to address your ability to incur and use debt. In this regard, we note your leverage disclosure on page 36.
   • Update your disclosure under "Correlation Risk" on page 9 to reflect your current investment mix and strategy.
   • Update the heading of the first risk factor on page 17 to remove the statement that you currently track the Benchmark Oil Futures Contract.
   • To the extent the current market events could impact the possibility of a liquidation, please revise the first risk factor on page 21 accordingly.

Additional Information about USO, Its Investment Objective and Investments
What are the Trading Policies of USO
Trading Policy, page 33

7.   Please revise the introduction to your waterfall disclosure on page 34 to clarify that, while you desire to follow the investment priorities established by the waterfall, you are not required to do so, and may skip steps or otherwise move between steps in your sole discretion. In addition, to the extent you are able to do so, please describe the specific subjective and objective factors you expect to consider as you move up or down the steps of the waterfall.

Prior Performance of USO, page 38

8.   Please add a footnote to the last table on page 38 to disclose that, at the market close on April 21, 2020, the price of your shares was 36% higher than your reported end of the day per share NAV.

General

9.   Please provide us the basis for your conclusion that you are not required to recalculate the filing fee by adjusting the offering price per share and maximum offering price to account for the recent one-for-eight reverse stock split.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Sonia Bednarowski at (202) 551-3666 or Justin Dobbie, Legal Branch Chief, at (202) 551-3469 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance